

Uncovering Ways to Fund a College Education

Steve Benjamin, CEBS, CRPC
Sit Mutual Funds
612-359-2554
spb@sitinvest.com
www.sitfunds.com
March 12, 2008

PLEASE NOTE!

- The information in this packet is provided for informational purposes only.
- This information is subject to change at any time without notice.
- Before making investment decisions, consult your tax adviser and/or financial planner.

Why Go to College Anyway?

- Median income of 25-34 year-olds in 2000:
- Male
  - HS Graduate: $26,399
  - Bachelor's Degree or Higher: $42,292
  - Difference of 60%
- Female
  - HS Graduate: $16,573
  - Bachelor's Degree or Higher: $32,238
  - Difference of 95%

A Long-Term Project

- Learn the terms
- Determine what you and your child are responsible for and when things are due
- Prepare a timeline and display it in a prominent place (sample at end)
- Do not wait until the last minute
- Have access to the internet
- Prepare to use your library card

Identifying the Puzzle Pieces

- Investments
- Taxes
- FAFSA
- Financial Aid
  - Grants / Scholarships
  - Loans
  - Work Study

- - INVESTMENT PRODUCTS - -

- UGMA / UTMA
- Coverdell Education Savings Account
- 529 Plans
- Roth IRA
- 401(k) and Other IRAs
- Series EE and I Savings Bonds
- Life Insurance

UGMA / UTMA Rules

- No contribution limit (but giving more than $12,000/year will result in gift tax)
- Contributions are irrevocable
- You are custodian for the <u>child's</u> assets
- In MN, child earns right to control the assets at 21
- Assets are considered owned by the child, not the parent, for financial aid purposes

"Kiddie Tax" in 2007

<u>UNDER AGE 18</u>

- First $850 of unearned income is not taxed
- Next $850 is taxed at 10%
- Over $1,700 is taxed at parents' marginal rate

Example for 2007

- Child has $2,700 of interest/dividend income
- First $850 escapes taxation
- Next $850 is taxed at the child's rate of 10%
- Next $1,000 is taxed at the parents' tax rate
- If you're in the 28% tax bracket, the tax on your child's income would be:
  - 0% on $850
  - 10% of $850 ($85)
  - 28% of $1,000 ($280)
  - You pay a total of $365 (net tax = 13.5%)

Coverdell Education Savings Account

- "Depositor" appoints a "responsible individual" to control the account on behalf of the "beneficiary"
- Limit of $2,000 per year per child
  - Not deductible
- Contributions are prohibited:
  - Once a child turns 18 (unless he/she has special needs)
  - For single filers making $110,000+
  - For joint filers making $220,000+
- Can be transferred to another family member

CESA, continued

- Tax-free growth
- Tax-free withdrawals if used for education
- Assets are considered owned by the parent ("responsible individual") for financial aid purposes (unless child is the owner)
- If assets are not spent by age 30, the account must be transferred to another family member or closed (then pay regular tax and a 10% penalty on the account earnings only)

529 Plans

- 3 types of 529 Plans:
  - Higher Education Savings Account Plan
    - This one gets all the press
  - Prepaid Tuition Plan
  - Independent 529 Plan

Higher Education Savings Account Plan

- Administered by a state
  - The state chooses the investment firm
- No two plans are alike
- No income restrictions like a CESA
- Maximum contribution per child is huge
- Consider having a grandparent own it on behalf of a child
- www.savingforcollege.com

Minnesota HESA

- In Minnesota, you may apply for a matching grant
  - 15% up to $400 if family income is less than $50K
    - A $2,667 contribution will get you the $400 match
  - 10% up to $400 if family income is between $50K-$80K
    - A $4,000 contribution will get you the $400 match
- 6 investment options at TIAA-CREF:
  - 100% Equity, Managed Allocation, Balanced, 100% Fixed Income, Guaranteed (currently 3.7%) and Money Market
- MN limit is $235,000 per child
- www.mnsaves.org or 1-877-338-4646

Benefits of HESA Plans

- Assets grow tax-deferred
- Withdrawals, if used for education, are tax-free
- Can be transferred to another family member
- Unlike both an UGMA / UTMA and CESA:
  - Contributions are not irrevocable
  - Owner retains control of account and assets are not considered part of the owner's estate

Prepaid Tuition 529 Plan

- Administered by a state or a school
  - Only offered in about 15 states (not MN)
- Prepay tuition at today's rates
- You receive tuition credits (or certificates)
- Some plans will let you apply the value of the credits / certificates to another school

Independent 529 Plan

- Prepay tuition today to use later at a member college
- Considered a prepaid tuition plan since it locks in current tuition rates
- Considered a parent's asset
- Account value grows as tuition rises
- When child enrolls at a member college, you redeem your prepaid tuition certificate
- No entry, annual or exit fees

Independent 529 Plan, cont'd

- Investment manager is TIAA-CREF
- Free from market risk, federal taxes
- Certificates can be redeemed at 200+ private colleges
  - Augsburg, Carleton, Concordia-Moorhead, Gustavus, Hamline, Macalester, St. Olaf
- www.independent529plan.org

Example - Independent 529 Plan

- Tuition for one year at ABC College is $20,000
- You contribute $20,000 to Independent529.org
- Ten years from now ABC's tuition is $35,817 (a 6% annual rate increase)
- You saved $15,817 that was
  - Free from market risk
  - Free from federal taxes
- You got 1 year of tuition for $20,000

But...

- What if the child doesn't get accepted or choose to attend a member college?
  - Change the beneficiary (from Bob to Jim)
  - Roll the balance tax-free to a state-sponsored 529 plan
    - And take withdrawals from there
  - Get a refund (plus or minus 2% per year)
    - Pay a 10% penalty and regular income tax on the earnings from your contributions

Roth IRA

- Why a Roth IRA?
  - Retirement assets are not counted in the federal financial aid formula
  - Withdrawing <u>contributions</u> is not a taxable transaction
- Withdrawing <u>earnings</u> is a taxable transaction (unless the account has been open for 5 tax years <u>and</u> you are 59½+)

Roth IRA Limits

- Contribute up to $4,000 in 2007
  - $5,000 if 50+
  - Contribution must be made by April 15th, 2008
- Contribute up to $5,000 in 2008
  - $6,000 if 50+
  - Contribution must be made by April 15th, 2009
- You cannot contribute to a Roth IRA if you are a:
  - Single filer who makes $114,000+ (for 2007)
  - Joint filer who makes $166,000+ (for 2007)

Tap Your 401(k) or Traditional IRA

- Take a 401(k) loan
  - Maximum loan is the lesser of $50,000 or 50% of your vested balance; must repay in 5 years
  - Not taxable if repaid in full
- Take a "hardship distribution"
  - Taxable + 10% penalty tax (if under 59½)
  - Excluded from the plan for 6 months
- Withdraw money from your Traditional, Rollover, SEP or SIMPLE IRA
  - Taxable (but no 10% penalty if used for education)

Series EE and I Savings Bonds

- No state income tax on the interest
- Purchase from banks or www.savingsbonds.gov
- Interest on Series EE bonds bought after 1989 and Series I bonds redeemed to pay college tuition may not be taxed in full if, in 2007, you were a:
  - Single filer whose income was less than $80,600
  - Joint filer whose income was less than $128,400

Life Insurance

- "Permanent" life insurance policies with fixed annual premiums may allow you to borrow against your cash value
  - Money can be borrowed or withdrawn to pay for college
  - The amount of the outstanding loan decreases the death benefit

- - TAX INFORMATION - -

- Forms
- Credits
- Deductions
- Where to Get More Information

Tax Forms for UGMA / UTMA

- IRS Form 8814
  - Parents' Election to Report Child's Interest and Dividends
- IRS Form 8615
  - Tax for Children Under Age 18 with Investment Income of More than $1,700

Tax Forms for Bonds

- IRS Form 8815
  - Exclusion of Interest from EE and I U.S. Savings Bonds Issued After 1989
- IRS Form 8818
  - Optional Form to Record Redemption of Series EE and I U.S. Savings Bonds Issued After 1989

Tax Credits in 2007

- Hope Credit – Up to $1,650 tax credit for the first 2 years only of college expenses if you are a:
  - Single filer who made less than $57,000
  - Joint filer who made less than $114,000
- Lifetime Learning Credit – Up to $2,000 tax credit for education if you are a:
  - Single filer who made less than $57,000
  - Joint filer who made less than $114,000
- Can't claim the Hope & LL credit in the same year
  - First use Hope Credit, then use LL Credit
- IRS Form 8863

Tax Deductions in 2007

- Income too high to take the Hope or LL Credit? Then deduct up to $4,000 if you are a:
  - Single filer who made less than $80,000
  - Joint filer who made less than $160,000
- You cannot take this deduction if you paid school expenses by:
  - Withdrawing $ from a 529 plan or a Coverdell ESA
  - Redeeming Series EE or I bonds
  - Other exceptions

For More Information

- www.irs.gov or call 1-800-TAX-FORM
  - IRS Publication 970 - Tax Benefits for Education
  - IRS Publication 929 - Tax Rules for Children and Dependents
- See a tax adviser or accountant

- - COUNTING THE COST - -

Cost of Attendance (COA)
- Expected Family Contribution (EFC)
Financial Need

In Other Words...

This is what it costs to go to our college
- This is what you (and your family) must pay
This is how much you're short

Cost of Attendance (COA)

- COA is the cost of one year of college
- Includes tuition, fees, room, board, books, supplies, transportation and personal expenses
- Schools calculate their COA each year
  - Appears on every financial aid award letter
- Ask for it when considering whether to apply
- An expensive school may actually be cheaper!
  - Financial aid package from an expensive school may make it less expensive to attend than a school with a lower COA

Expected Family Contribution (EFC)

- EFC:
  - is a nationally standardized formula
  - is the minimum amount your family will be expected to contribute toward college
  - determines the types and amounts of aid a student is eligible to receive
  - is determined when you complete the FAFSA
- www.finaid.org (and other web sites) has an EFC estimate calculator

Family Profile

- Among other things, income included in the EFC formula is reduced based on:
  - Family size
  - Family members already in college
  - Age of parents

Income and Assets

- To cover the cost of college, the government expects:
  - Parents use 2.6% - 5.6% of their assets and a portion of their available income
    - Home equity and retirement plan assets are excluded from total income & assets
  - Children use 35% of their assets and 50% of their income

CAUTION: These rules are subject to change!

Free Application for Federal Student Aid

- Colleges & states expect you to file the FAFSA
  - Determines your eligibility for financial aid
- Apply for your FAFSA PIN before January 1st
  - This acts as your electronic signature
- Complete the FAFSA & submit it immediately after Jan. 1st
  - Do not procrastinate
  - Online at www.fafsa.ed.gov or on paper

Student Aid Report (SAR)

- 4-6 weeks after submitting the FAFSA, you will receive a SAR
- Check your SAR for accuracy
  - Report any errors immediately
- SAR will show your EFC
- SAR will notify you of your eligibility for federal aid programs

Also...

- Government will send a SAR with your EFC to the schools that you listed on your FAFSA
- Schools will use the EFC to assemble a financial aid award package
- Should receive a financial aid award letter from the college in the spring
- NOTE: Complete the FAFSA every year

The PROFILE

- Similar to FAFSA
  - Not all schools require it
- List of colleges that require the PROFILE and other info at: http://profileonline.collegeboard.com
- Fees involved
- PROFILE may be required for certain scholarships

- - FINANCIAL AID - -

- Grants & Scholarships – don't repay
- Loans – repay
- Work-Study – on or off campus jobs

...OBTAINED FROM...

- Federal Government
- State Government
- Colleges
- Private Sources

Federal Pell Grant

- For those with "exceptional need"
- Range is $400 - $4,310 (for '07-'08)
- Reapply each year
- Amount awarded depends on:
  - COA
  - Your financial need
  - 2-year or 4-year school
  - Full-time or part-time student

Federal Campus-Based Programs

- Federal Supplemental Educational Opportunity Grant (FSEOG)
  - $100 - $4,000 per year
  - Amount depends on when you apply, your financial need, school's funding levels & school's financial aid policies
- Federal Perkins Loan Program
  - 5% fixed rate, limit of $4,000 / year
  - Begin payments within one year of graduating

Federal Family Education Loan (FFEL)

Stafford www.staffordloan.com

- Federal Subsidized Stafford Loan
  - Must demonstrate need
  - Repay loan after graduation
- Federal Unsubsidized Stafford Loan
  - Available to all
  - Pay interest on loan while still in school
- Obtain from a private lender
  - 1st Year maximum: $3,500 2nd Year maximum: $4,500
  - 3rd Year+ maximum: $5,500 Max. allowed = $23,000

Federal Family Education Loan Program (FFELP)

PLUS www.parentplus.com

- Parent Loans for Undergraduate Students (PLUS)
  - Parents can borrow only the annual amount needed after other aid is received
  - Variable interest rate (currently 8.5%)

Minnesota Grants & Scholarships

- www.getreadyforcollege.org
  - "Preparing", "Selecting", "Paying"
- Minnesota State Grant
  - Cannot be used for an out-of-state school
- Minnesota Indian Scholarship Program
  - Must be at least ¼ or more of Indian ancestry
- Minnesota Childcare Grant Program

MN Student Educational Loan Fund

- a.k.a. SELF
- Verify that the college participates in this program
- Low interest rate
- Interest rate can change quarterly; requires a co-signer; must pay interest while still in school
- Must apply for all other financial aid first

Miscellaneous Programs

- Federal Health Profession Programs
  - www.hhs.gov www.training.nih.gov
- Minnesota Health Professional Loan Forgiveness
  - www.health.state.mn.us
- Veterans Benefits
  - Veterans Education Assistance Program
  - Montgomery GI Bill
  - National Guard
  - Many others
  - www.gibill.va.gov/education/benefits.htm

- - RESOURCES - -

- www.nationalmerit.org
  - Booklet lists colleges that participate in the NMS competition
- www.nelliemae.org
  - The largest non-profit provider or education loans
- www.collegeboard.com

Resources, continued

- IRS Publication 970 (1-800-TAX-FORM)
- www.petersons.com
  - Good all-around information
- www.upromise.com
  - Earn money for college by spending
- www.studentloanxpress.com
  - Loan options
- www.finaid.org
- www.fastweb.com

Books

Paying for College Without Going Broke by Kalman Chany

How to Go to College Almost for Free by Ben Kaplan

Real U Guide to Planning for College by Max Overly

Essential Finance – Financial Aid for College: Understand and Plan Your Funding Options by Ron Johnson & Marc Robinson

Don't Miss Out: The Ambitious Student's Guide to Financial Aid by Anna J. Leider, Robert Leider & Anna Leider